Filed Pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 2 DATED OCTOBER 1, 2013

TO THE PROSPECTUS DATED MAY 31, 2013

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated May 31, 2013 as supplemented by Supplement No. 1, dated September 16, 2013 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	updated information regarding our management;

•	updated information regarding short-term trading discounts; and

•	the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from September 1 through September 30, 2013, for each of our classes of common stock.

Management

The following paragraph replaces the similar paragraph under “—Management—Board of Directors” in the Prospectus.

Our charter and bylaws provide that the number of our directors may be established by a majority of the board but may not be fewer than three nor more than 15. The foregoing is the exclusive means of fixing the number of directors. Our charter also provides that a majority of the directors must be independent directors. Our charter provides that at least one of the independent directors must have at least three years of relevant real estate experience. The independent directors will nominate replacements for vacancies among the independent directors.

Short-Term Trading Discounts

The following disclosure replaces the similar disclosure under “—Description of Capital Stock—Class A, Class W and Class I Share Redemption Program—Short-Term Trading Discounts” in the Prospectus.

Short-Term Trading Discounts

There is no minimum holding period for shares of our common stock and stockholders can request that we redeem their shares at any time. However, subject to limited exceptions, shares redeemed within 365 days of the date of purchase will be redeemed at NAV per share for the class of shares being redeemed less a short-term trading discount equal to 2% of the gross proceeds otherwise payable with respect to the redemption. This short-term trading discount will also generally apply to minimum account redemptions that occur during the 365 day period following the purchase of the shares. The short-term trading discount will inure indirectly to the benefit of our remaining stockholders and is intended to offset the trading costs, market impact and other costs associated with short-term trading in our common stock. We may, from time to time, waive the short-term trading discount in the following circumstances:

•	redemptions resulting from death or qualifying disability;

•	in the event that a stockholder’s shares are redeemed because the stockholder has failed to maintain the $2,000 minimum account balance; or

•	with respect to shares purchased through our distribution reinvestment plan.

In addition, the short-term trading discount may not apply to transactions initiated by the trustee or adviser to a donor-advised charitable gift fund, collective trust fund, common trust fund, fund of fund(s) or other institutional accounts, strategy funds or programs if we determine, in our sole discretion, such account, fund or program has an investment strategy or policy that is reasonably likely to control short-term trading. Further, shares of our common stock may be sold to certain employer sponsored plans, bank or trust company accounts and accounts of certain financial institutions or intermediaries for which we may not apply the redemption discount to underlying stockholders, often because of administrative or systems limitations.

Monthly Pricing Information (unaudited)

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from September 1 through September 30, 2013.

Date	NAV per Share
	Class E	Class A	Class W	Class I
September 3, 2013	$6.88	$6.88	$6.88	$6.88
September 4, 2013	$6.88	$6.88	$6.88	$6.88
September 5, 2013	$6.88	$6.88	$6.88	$6.88
September 6, 2013	$6.88	$6.88	$6.88	$6.88
September 9, 2013	$6.88	$6.88	$6.88	$6.88
September 10, 2013	$6.88	$6.88	$6.88	$6.88
September 11, 2013	$6.89	$6.89	$6.89	$6.89
September 12, 2013	$6.89	$6.89	$6.89	$6.89
September 13, 2013	$6.86	$6.86	$6.86	$6.86
September 16, 2013	$6.86	$6.86	$6.86	$6.86
September 17, 2013	$6.86	$6.86	$6.86	$6.86
September 18, 2013	$6.85	$6.85	$6.85	$6.85
September 19, 2013	$6.85	$6.85	$6.85	$6.85
September 20, 2013	$6.85	$6.85	$6.85	$6.85
September 23, 2013	$6.86	$6.86	$6.86	$6.86
September 24, 2013	$6.86	$6.86	$6.86	$6.86
September 25, 2013	$6.86	$6.86	$6.86	$6.86
September 26, 2013	$6.86	$6.86	$6.86	$6.86
September 27, 2013	$6.86	$6.86	$6.86	$6.86
September 30, 2013	$6.87	$6.87	$6.87	$6.87

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

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